November 26, 2008

Mr. David Lichtenstein
Chief Executive Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
326 Third Street
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed November 17, 2008**
> **File No. 333-151532**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sales Literature

1.   Please remove the photographs of individual properties from the front cover of the sales brochure. These photographs are not appropriate because Lightstone REIT II does not currently own any properties. Also, please revise the page titled "Why Use Lightstone to Manage Your Real Estate Investment" to clarify that the property shown is not owned by Lightstone REIT II.

2.   Please clarify the measurements used in your volatility chart as you have done
        with your correlation chart.

3.   We note your response to our prior comment 13 but do not believe that it
        addresses our comment. The volatility chart, which depicts a comparison of the
        NCREIF index to stock prices for the S&P 500, does not appear to be appropriate
        because the NCREIF index reflects the property prices rather than the stock
        prices. In addition, it is not clear why you believe the NCREIF index is an
        appropriate comparison to the value of non-traded REIT stock, since the value of
        the stock does not change over the life of the investment. Please specifically
        address these points and revise to provide appropriate clarifying disclosure or
        remove the volatility chart.

4.   Please revise the risk factors page to prominently state that you are a blind pool,
        that you currently own no properties, and that investors will not have an
        opportunity to evaluate your properties before they invest.

5.   We note your response to our prior comment 14 and your statement that you have
        removed all references to your dividend rate from the sales literature. Near the
        end of the sales literature, however, is a reference to reinvesting a 6.5% dividend.
        Considering your have not yet commenced paying dividends, this statement is not
        appropriate. Please remove it.

6.   We note your response to prior comment 15; however, we continue to believe that
        the extensive disclosure regarding properties owned by prior programs is not
        appropriate for your sales literature. Moreover, it is not clear why broker dealers
        would need to describe the properties from the prior public program beyond the
        disclosure contained in the prospectus. Please revise the sales materials as
        previously requested to remove the extensive description of properties owned by
        Lightstone REIT I. We would not object to a brief summary of the prior program,
        but the current disclosure, including photographs of specific properties, is not
        appropriate.

Registration Statement on Form S-11

Real Estate Financing Risks, page 39

7.   We note that your sponsor has defaulted on a number of non-recourse loans in
        connection with properties owned by other programs. Please provide disclosure
        addressing the risk that lenders may be less willing to make mortgage loans to
        your sponsor because of these recent defaults and the potential impact on your
        business if you are unable to obtain financing.

Adverse Business Developments, page 73

8.   We note your response to prior comment 2. Please expand your discussion of the sponsor's decision to stop making payments on non-recourse debt obligations. Disclose the number of properties affected by this action and the total amount of non-recourse debt involved. Describe the effect on the sponsor and on the affected properties as a result of stopping payments on the sponsor's debt obligations. Also, please discuss whether the sponsor intends to resume payments and, if so, the conditions under which the sponsor will resume payments.

Summary of Our Organizational Documents, page 122

9.   Prior to the effective date of the registration statement, please fill in the date on which your charter became effective in the state of Maryland and the date your bylaws became operative.

Table I, page A-8

10.   The "total acquisition cost" line item should aggregate all of the fees and costs above it so that it reflects the percentage of the amount raised that was spent on property acquisitions. Currently, the figures in this line item do not seem to aggregate these fees and costs. Please revise or advise.

Table II, page A-9

11.   Please tell us how the dollar amount of cash generated from operations before deducting payments to the sponsor disclosed in Table II for Belz Outlets, Dakota Square Mall, and Williamsburg Mazel Outlets reconcile to the amounts disclosed in Table III for each of these programs.

Table III, page A-10

12.   We note that Table III for DL-DW Holdings LLC is presented on a GAAP basis. Accordingly, please revise the line item "Net income – Tax Basis, before minority interests" to report this item on a GAAP basis.

13.   Please revise the second section of Table III for DL-DW Holdings LLC to disclose the cash distribution and income tax results based on a $1,000 investment.

14.   Please confirm the amount of the cash distribution to investors per $1,000 invested in 2007 for Williamsburg Mazel Outlets. We note your disclosure that the total cash distribution to investors in 2007 was $5,000,000 and the total dollar amount raised was $10,566,669, resulting in a cash distribution of approximately $473 per $1,000 invested.

15.   Please tell us the total dollar amount raised for the Prime Outlets Portfolio
        program and confirm all amounts disclosed in the second section of Table III
        related to cash distributions and income tax results based on a $1,000 investment.

Exhibits

16.   Please confirm that you will file final, executed legal and tax opinions prior to
        requesting acceleration of the effective date of the registration statement.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and

- the company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or
  any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.